02056043

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-09623

IVAX CORPORATION
EMPLOYEE SAVINGS PLAN (PUERTO RICO)
(Full Title of the Plan)

IVAX CORPORATION
4400 Biscayne Boulevard, Miami, Florida 33137
(Name and principal executive offices of the issuer of the securities held pursuant to the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN (PUERTO RICO)

By: IVAX CORPORATION,
PLAN ADMINISTRATOR

Date: June 28, 2002

By: ______________________
Thomas E. Beier, Senior Vice President-
Finance and Chief Financial Officer

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN (PUERTO RICO)

By: IVAX CORPORATION,
PLAN ADMINISTRATOR

Date: June 28, 2002

By: /s/ Thomas E. Beier
Thomas E. Beier, Senior Vice President-Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Ivax Corporation Employee Savings Plan (Puerto Rico)

Years ended December 31, 2001 and 2000
with Report of Independent Certified Public Accountants

Ivax Corporation
Employee Savings Plan (Puerto Rico)

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents

Report of Independent Certified Public Accountants

To the Plan Administrator of the
IVAX Corporation Employee Savings Plan (Puerto Rico)

We have audited the accompanying statement of net assets available for benefits of the IVAX Corporation Employee Savings Plan (Puerto Rico) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000, were audited by other auditors whose report dated June 21, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002
Miami, Florida

Report of Independent Certified Public Accountants

To the Plan Administrator of the
IVAX Corporation Employee Savings Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (Puerto Rico) (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

June 21, 2001

(This is a copy of a report previously issued by Arthur Andersen LLP. That report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this filing.)

Ivax Corporation
Employee Savings Plan (Puerto Rico)

Statements of Net Assets Available for Benefits

	December 31 2001	December 31 2000
Assets		
Cash	$ 768	$ 2,107
Investments	1,825,735	2,180,669
Contributions receivable:		
Employee contributions	10,658	–
Employer contributions	156,199	168,948
Total assets	1,993,360	2,351,724
Liabilities		
Excess salary deferral payable	32,950	35,424
Net assets available for benefits	$1,960,410	$2,316,300

See accompanying notes.

0208-0311885

Ivax Corporation
Employee Savings Plan (Puerto Rico)

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2001

Additions	
Contributions:	
Employee	$ 354,897
Employer	156,199
Investment income:	
Interest	11,245
Dividends	32,179
Total additions	554,520
Deductions	
Distributions to participants	324,358
Net depreciation in market value of investments	584,707
Administrative expenses	1,345
Total deductions	910,410
Net decrease	(355,890)
Net assets available for benefits	
Beginning of year	2,316,300
End of year	$1,960,410

See accompanying notes.

0206-0311885

Ivax Corporation
Employee Savings Plan (Puerto Rico)

Notes to Financial Statements

December 31, 2001

1. Description

General

Effective January 1, 1996, the IVAX Corporation Employee Savings Plan (Puerto Rico) (the Plan) was established as a defined contribution pre-tax elective deferral plan to cover eligible Puerto Rico based employees of IVAX Corporation (the Employer or the Company) and affiliates. In October 1998, the Company, serving as Plan sponsor and administrator, changed its Plan trustee and recordkeeper from The Bank and Trust of Puerto Rico, which performed both functions previously, to Banco Popular de Puerto Rico and Merrill Lynch, respectively. The Company concurrently changed the Plan's investment alternatives. New investment funds were offered to the Plan's participants, while certain investment funds were eliminated from the Plan. As a result, the participants re-allocated their investments based on the Plan's new investment fund mix.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility

Effective October 1, 2000, every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. Effective January 1, 2001, an individual shall not be eligible to participate during any time period for which the individual is (i) a temporary employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident of Puerto Rico who receives no earned income from sources within Puerto Rico.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 10% of his or her compensation. The Plan administrator may restrict elective deferrals by highly compensated employees, as defined by the Plan, as the Plan administrator determines is reasonably necessary in order to comply with certain discrimination tests. Each participant's contribution was limited by the Plan to $8,000 during 2001 and 2000. Participant contributions to the Plan are submitted

1. Description (continued)

to the trustee, who invests the contributions and investment earnings as directed by the participants. All expenses incurred by a participant's directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the account of the participant.

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, common stock of the Employer, or a combination equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution with respect to each Plan year. Such matching contributions shall not exceed such percentage of the participant's compensation as the Employer may determine in connection with each such matching contribution. The Employer may allow each participant to choose to receive the matching contributions to be allocated to his or her account in cash, common stock of the Employer, or a combination. Employer matching contributions of $168,948 and $111,175 made during 2001 and 2000, respectively, were made exclusively in cash.

All matching contributions shall be allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who is an employee on the last day of such year or who is not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. Participants immediately vest 100% in their elective deferral contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment for death, total or permanent disability, or upon attainment of the normal retirement age of 65 years, such participant's nonvested Employer matching contributions shall immediately vest 100%.

1. Description (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $15,000 during the year ended December 31, 2001, which were used to reduce the Employer's contribution.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions to participants while the participant is still employed are permitted for rollover accounts, after-tax accounts, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear

1. Description (continued)

interest at 1% greater than the prime lending rate as quoted in *The Wall Street Journal* on the last day of the quarter before the loan is established.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

3. Investments

The Plan's investments are stated at fair market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Investments (continued)

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31	
	2001	2000
IVAX common stock	**$751,888**	$1,065,350
MFS Capital Opportunities Fund Class A	**140,092**	236,127
Merrill Lynch Retirement Preservation Trust	**523,421**	416,719
AIM Blue Chip Fund Class A	**101,229**	161,480
Loans to participants	**139,862**	142,505

During 2001, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $584,707 as follows:

IVAX common stock	$460,375
Fixed income funds	145
Mutual Funds	124,187
	$584,707

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2001	2000
Net assets:		
Investments:		
IVAX common stock	**$751,888**	$1,065,350
Employer contribution receivable	**59,513**	157,534
Excess salary deferral	**(11,262)**	(14,355)
	$800,139	$1,208,529

3. Investments (continued)

	Year ended December 31, 2001
Changes in net assets:	
Total contributions	$ 179,312
Interest	6,181
Net depreciation	(460,375)
Benefits paid to participants	(154,270)
Transfers from participant-directed investments	20,762
	$(408,390)

4. Excess Salary Deferral

The Plan failed certain discrimination tests for the years ended December 31, 2001 and 2000 and as a result is required to return excess salary deferrals withheld from certain participants during those years. As of December 31, 2001 and 2000, amounts owed but not yet disbursed to participants totaled $32,950 and $35,424, respectively. Accordingly, a liability for these amounts is reflected in the accompanying financial statements.

5. Transactions with Related Parties

Professional and legal fees related to the Plan are charged to the Employer. These expenses consisted of approximately $50,000 for the year ended December 31, 2001. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts are charged. The Employer contribution receivable in the amounts of $156,199 and $168,948 at December 31, 2001 and 2000, was funded in February 2002 and March 2001, respectively, with transfers of cash to the Plan.

6. Tax Status

The Plan has received a favorable determination letter dated July 1, 1997 from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirement under Section 1165(a) of the Puerto Rican tax laws. Therefore, no provision has been made in the financial statements for income taxes.

Supplemental Schedule

IVAX Corporation Employee Savings Plan
(Puerto Rico)

EIN: 16-1003559 Plan: 002

Schedule H, line 4i—Schedule of Assets
(Held At End of Year)

For the year ended December 31, 2001

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	IVAX Corporation	IVAX common stock	$ 751,888
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust	523,421
*	Merrill Lynch	Merrill Lynch Equity Index Trust I	2,717
	Davis Selected Advisors, LP	Davis NY Venture Fund Class A	24,206
	Franklin Templeton Investments	Franklin Small Cap Gr Fund Class I	35,980
	AIM Advisors, Inc.	AIM Global Growth Fund Class A	39,184
	Dreyfus Corporation	Dreyfus Premier Balance Fund Class A	24,344
	AIM Advisors, Inc.	AIM Blue Chip Fund Class A	101,229
	John Hancock Group	John Hancock Bond FD CLA	42,812
	MFS Investment Management	MFS Capital Opportunities Fund Class A	140,092
*	Participants Notes Receivable	Loans to participants	139,862
			$1,825,735

* Denotes a party-in-interest.

0206-0311885

Exhibits

23.1	Consent of Ernst & Young LLP
23.2	Notice Regarding Consent of Arthur Andersen LLP

Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 033-65133) pertaining to the Employees' Savings Plan of IVAX Corporation of our report dated June 14, 2002, with respect to the financial statements and schedule of the IVAX Corporation Employee Savings Plan (Puerto Rico) included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Miami, Florida
June 25, 2002

Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On May 24, 2002, the IVAX Corporation Employee Savings Plan (Puerto Rico) dismissed Arthur Andersen LLP as its independent auditors. Prior to the date of this Form 11-K, the Arthur Andersen partner responsible for the audit of the financial statements of the IVAX Corporation Employee Savings Plan (Puerto Rico) as of December 31, 2000 and for the year then ended resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the IVAX Corporation's registration statements on Form S-8 No. 033-65133 of Arthur Andersen's audit report with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into IVAX Corporation's registration statement on Form S-8 No. 033-65133 and deemed to be a new registration statement, without a written consent from Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.